Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: June 30, 2021

Matterport and Facebook AI Research Collaborate to Release the World’s Largest Dataset of 3D Spaces for Academic Research

The collaboration enables researchers to advance Habitat, Facebook AI’s simulation platform for research in Embodied AI, to help robots better understand and interact with the physical world.

SUNNYVALE, Calif. — Matterport, the spatial data company leading the digital transformation of the built world, which has entered into a definitive agreement to enter into a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW, today announced a collaboration with Facebook AI Research (FAIR) through which it will make the largest-ever dataset of 3D indoor spaces available exclusively for academic, non-commercial uses. The Habitat-Matterport 3D Research Dataset (HM3D) is an unprecedented collection of 1,000 high-resolution Matterport digital twins made up of residential, commercial, and civic spaces generated precisely from real-world environments. HM3D will play a significant role in advancing embodied AI research which seeks to teach robots and virtual AI assistants to understand and interact with the complexities of the physical world.

“Until now, this rich spatial data has been glaringly absent in the field, so HM3D has the potential to change the landscape of embodied AI and 3D computer vision,” said Dhruv Batra, Research Scientist at Facebook AI Research. “Our hope is that the 3D dataset brings researchers closer to building intelligent machines, to do for embodied AI what pioneers before us did for 2D computer vision and other areas of AI.”

HM3D is free and available now for academic, non-commercial research. Researchers can use it with FAIR’s Habitat simulator to train embodied agents, such as home robots and AI assistants, at scale. HM3D is a foundational step towards helping these agents navigate through real-world environments and better understand the variations of spaces such as bedrooms, bathrooms, kitchen and hallways, as well as the different configurations of those rooms within every structure. It can also assist robots in recognizing how objects within rooms are typically arranged so that instructions are correctly understood. This research could one day be used in production applications like robots that can retrieve medicine from a bedroom nightstand or AR glasses that can help people remember where they left their keys.

“We are excited to collaborate with Facebook as we provide the academic and research communities access to this unique spatial dataset that is sure to impact how we work and live,” said Conway Chen, Vice President of Business Development and Alliances at Matterport. “With more than five million spaces captured with the Matterport platform, we are the only company that can offer a diverse library of high-resolution, data-rich digital twins of various styles, sizes, and complexities from across the world. HM3D can also be used more broadly by academia, and we can’t wait to see what innovations emerge.”

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“We’ve been challenged with a lack of spatial data to advance innovation in real-estate, construction, robotics, augmented reality, and more. But with the HM3D dataset from the collaboration between Matterport and Facebook AI, we’re excited about the significant progress we’ll make in advancing research in indoor scene reconstruction, generation, and analysis at a house-scale for the first time,” said Yasutaka Furukawa, Associate Professor of Computing Science at Simon Fraser University. Matterport has defined the spatial data category for the built world with its market-leading platform that transforms any physical space into an accurate and immersive digital twin. Today, many industries leverage Matterport’s digital twins and spatial data insights to fundamentally change the way business is done. Real estate agents gain a deeper understanding of every property that gets digitized and gain the ability to see what is most important to thousands of prospective buyers. Retailers can digitize multiple stores at any point in time to track fixed assets and inventory. Developers and property owners can use Matterport to document every stage of construction and create a robust digital system of record over the entire lifecycle of the building. Matterport’s rapidly expanding developer platform makes it easy for partners and developers to create powerful new tools and draw new property insights, fueling industry-wide innovation that makes every space more valuable, accessible and useful.

For more information about HM3D and its use in embodied AI research with the Habitat simulator, read the Facebook AI blog. Click here to learn more about the possibilities spatial data libraries can unlock.

About Matterport Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Investor Contact:

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Gores’ final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of Gores. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all Gores stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.